Exhibit 99.1

VivoPower Announces Strategic Direct Investment in Tembo at US$120m Pre-Money Valuation

Investment secured from private investment office backed by member of ruling Al Maktoum family of Dubai

Initial US$2.5m investment with an option to increase up to US$10m in subsequent closings

Investment underscores Tembo’s progress and commitment to the UAE and surrounding markets

LONDON, June 28, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce a strategic direct equity investment into its wholly owned subsidiary, Tembo e-LV B.V. (“Tembo”) at a pre-money valuation of US$120 million.

Underlining its strong commitment to the UAE and the wider Middle East region, Tembo has secured an initial investment commitment of US$2.5 million from a private investment office backed by a member of the ruling Al Maktoum family of Dubai. The investor, under the agreement terms, retains the option to increase its cumulative investment in subsequent closings, up to US$10 million.

Kevin Chin, Chairman and CEO of VivoPower, noted: “We are very pleased to have secured this strategic direct investment into Tembo, underscoring what has been achieved and executed upon since its acquisition in 2020. This strategic investment comes on the heels of our recently announced strategic collaboration with AL TAIF Technical Services, the UAE's leading provider of maintenance, repair, and overhaul (MRO) services for military equipment. We will continue to deepen our ties with the UAE as we seek to service customers and partners within the local market as well as the surrounding region.”

VivoPower will continue to retain its majority stake in Tembo.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are the premier 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, government, humanitarian and game safari industries. Tembo provides safe, high performance off-road and on-road electric vehicles that meet exacting standards of safety and quality. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners globally, helping perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and activate the circular economy.

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Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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